U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Blutt                    Mitchell                       J.
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   (Last)                           (First)             (Middle)
J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Fisher Scientific International, Inc. ("FSH")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

November 7, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2A.           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                    2.                Deemed        Code         ------------------------------- Owned Follow-  (D) or    Indirect
1.                  Transaction       Execution     (Instr. 8)                   (A)             ing Reporte-   Indirect  Beneficial
Title of Security   Date              Date, if any  ------------     Amount      or     Price    ed Trans-      (I)       Ownership
(Instr. 3)          (mm/dd/yy)        (mm/dd/yy)     Code     V                  (D)             actions       (Instr.4) (Instr. 4)
                                                                                                 (Instr. 3
                                                                                                  and 4)
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


Nonvoting
Common Stock           11/7/02                         S                664      D         $29.11   5,697       I           (FN 1)
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Nonvoting                                                                                                                    (FNs 2
Common Stock           11/7/02                         S                335,036  D         $29.11  2,872,773    I             and 3)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                       10.
                                                                                                             9.        Owner-
                                                                                                             Number    ship
                                                                                                             of        Form
               2.                                                                                            Deriv-    of
               Conver-                           5.                              7.                          ative     Deriv-  11.
               sion                              Number of                       Title and Amount            Secur-    ative  Nature
               or                                Derivative     6.               of Underlying      8.       ities     Secur- of
               Exer-        3A.Deemed   4.       Securities     Date             Securities         Price    Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of       ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-   Owned     (D)or  Bene-
1.             of      action  Date,    Code     of(D)          (Month/Day/Year)          Amount    ative    Follow-   In-    ficial
Title of       Deriv-  Date    (Month/  (Instr.  (Instr. 3,      ----------------         or        Secur-   ing Repo  direct Owner-
Derivative     ative   (Month/  Day/      8)      4 and 5)      Date     Expira-          Number    ity      rted      (I)    ship
Security       Secur-  Day/    (Year    ------   ------------   Exer-    tion             of       (Instr.   Transact-(Instr.(Instr.
(Instr. 3)     ity     Year)            Code V    (A)   (D)     cisable  Date    Title    Shares     5)      ion(s)     4)     4)
                                                                                                             (Instr. 4)
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

Nonvoting                                                                       Non-
Common                                                                          Voting
Stock                                                                           Common                                        (FNs 2
Warrants       $48.25    N/A             N/A       N/A   N/A    1/21/98 1/21/08 Stock      332,045           332,045  I       and 3)
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


Explanation of Responses:


(1) These shares are held by Chemical Investments, Inc. ("CII"). The Reporting Person or J.P. Morgan Partners BHCA, L.P. ("JPM BHCA") has no pecuniary interest or other interest in the shares held by CII, a wholly owned subsidiary of J.P. Morgan Chase & Co.

(2) The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is an Executive Vice President of JPMP Capital Corp (the general partner of JPMP Master Fund Manager L.P. ("MF Manager")), the general partner of JPM BHCA. The Reporting Person is also a limited partner of MF Manager. Dr. Blutt disclaims beneficial ownership of such securities except to the extent of his pecuniary interest in MF Manager.

(3) JPM BHCA and several other shareholders of the Issuer are party to an Amended and Restated Investors' Agreement (the "Agreement") pertaining to the voting and disposition of their respective shares. As a result thereof, the parties to the Agreement may constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended. JPM BHCA and the Reporting Person disclaim beneficial ownership of the shares held by the other parties to the Agreement. According to the Form 424(b)(1) prospectus of the Issuer filed with the Securities and Exchange Commission on February 13, 2002, upon completion of the offering described in the prospectus, but prior to any exercise of the underwriters' over-allotment option, selling shareholders party to the Investors' Agreement other than JPM BHCA beneficially owned voting securities and warrants or other securities convertible into 24,196,509 shares
(approximately 47.2%), and management and other individuals party to the Investors' Agreement and their affiliates beneficially owned voting securities and warrants or other securities convertible into voting securities, aggregating in excess of 4,101,420 shares (approximately 7.2%) of the voting securities of the Issuer.



/s/  Mitchell J. Blutt                                      11/12/02
---------------------------------------------            -----------------------
     Mitchell J. Blutt                                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



NAME AND ADDRESS OF              DESIGNATED              STATEMENT           DEEMED EXECUTION         ISSUER NAME, TICKER
REPORTING PERSON                 REPORTER                FOR                 DATE IF ANY              OR TRADING SYMBOL
(Note 1)                                                 MONTH/DAY/YEAR     (MONTH/DAY/YEAR)
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
JPMP Master Fund Manager, L.P.   J.P. Morgan Partners     November 7, 2002      N/A                     Fisher Scientific
c/o J.P. Morgan Partners, LLC    (BHCA), LP                                                             International, Inc. ("FSH")
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation         J.P. Morgan Partners     November 7, 2002      N/A                     Fisher Scientific
c/o J.P. Morgan Partners, LLC   (BHCA), LP                                                              International, Inc. ("FSH")
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.          J.P. Morgan Partners     November 7, 2002      N/A                     Fisher Scientific
270 Park Avenue                  (BHCA), LP                                                             International, Inc. ("FSH")
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.           J.P. Morgan Partners     November 7, 2002      N/A                     Fisher Scientific
c/o J.P. Morgan Partners, LLC    (BHCA), LP                                                              International, Inc. ("FSH")
1221 Avenue of the Americas-
40th Floor
New York, NY  10020
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Chemical Investments, Inc        J.P. Morgan Partners     November 7, 2002      N/A                     Fisher Scientific
380 Madison Avenue               (BHCA), LP                                                             International, Inc. ("FSH")
New York, NY 10017
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
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                                                                 TITLE OF
                                                                 DERIVATIVE
                                                                 SECURITIES
                                                                 AND TITLE AND
                                                                 AMOUNTS OF
                                                                 SECURITIES
 NAME AND ADDRESS OF               TITLE OF       AMOUNT OF      UNDERLYING      OWNERSHIP FORM:   NATURE OF INDIRECT    DISCLAIMS
 REPORTING PERSON                  SECURITY       SECURITIES     DERIVATIVE      DIRECT (D) OR     BENEFICIAL OWNERSHIP  PECUNIARY
 (Note 1)                                           BENEFICIALLY   SECURITIES      INDIRECT (I)                            INTEREST
                                                  OWNED FOLLOW-
                                                  REPORTED
                                                  TRANSACTION(S)
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

JPMP Master Fund Manager, L.P.       Nonvoting      See Tables I   See Table II      I              See Explanatory        No
c/o J.P. Morgan Partners, LLC        Common Stock   and II above   above                            Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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JPMP Capital Corporation             Nonvoting      See Tables I   See Table II     I               See Explanatory        No
c/o J.P. Morgan Partners, LLC        Common Stock   and II above   above                            Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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J.P. Morgan Chase & Co.              Nonvoting      See Tables I   See Table II      I              See Explanatory        No
270 Park Avenue                      Common Stock   and II above   above                            Note 4 below
35th Floor
New York, NY 10017
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Chatham Ventures, Inc.               Nonvoting      See Tables I   See Table II      I              See Explanatory        No
c/o J.P. Morgan Partners, LLC        Common Stock   and II above   above                            Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
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Chemical Investments, Inc.           Nonvoting      See Table  I      -0-            D              See Explanatory        No
380 Madison Avenue                   Common Stock   line 1 above                                    Note 6 below
New York, NY 10017
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

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

(2) The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"). A portion of the securities may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(3) The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM
BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the sole stockholder of JPMP Master Fund Manager ("MF Manager"), the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.

(4) The amounts shown in Table I represent the beneficial ownership of the Issuer's equity securities by Chemical Investments, Inc., and JPM BHCA respectively, a portion of which may be deemed attributable to the Reporting Person because it is (a) the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA, and (b) the sole stockholder of Chemical Investments, Inc. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(5) The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(6) The amounts shown in line 2 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA. Chemical Investments, Inc. is an affiliate of JPM BHCA, but has no beneficial or pecuniary interest in the equity securities owned by JPM BHCA.